SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

CADISTA HOLDINGS INC.

(Name of Subject Company)

JUBILANT GENERICS INC.,

An indirect wholly owned subsidiary of

JUBILANT PHARMA LIMITED

(Name of Filing Persons-(Offeror))

Jubilant Pharma Holdings Inc.

Jubilant Life Sciences Ltd.

Name of Filing Persons-(Other Persons))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Arun K. Sharma c/o Jubilant Life Sciences (USA) One Crossroads Drive, Bedminster, New Jersey 07921

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John P. Reilly, Esq.

LeClairRyan

One Riverfront Plaza

1073 Raymond Boulevard

Newark, New Jersey 07102

(973) 491-3600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$33,253,770	$3,865.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Cadista Holdings, Inc., a Delaware corporation, at a purchase price of $1.60 per share, net to the seller in cash, other than shares of Common Stock owned by Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”)), or its subsidiaries (including Jubilant Generics Inc., a Delaware corporation). As of November 13, 2014, there were 117,797,180 shares of Common Stock outstanding of which 97,043,574 are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 20,753,606 shares of Common Stock. The transaction value also includes the product of (i) the excess, if any, of the offer price of $1.60 over the per-share exercise price of options to purchase shares of Common Stock that are currently outstanding and (ii) 749,547, the estimated number of shares of Common Stock subject to such options that are currently outstanding.
**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.20 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$3,865.00	Form or Registration No.:	Schedule TO-T
Filing Party:	Jubilant Generics, Inc.	Date Filed:	November 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO (“Schedule TO”) with the Securities and Exchange Commission on November 13, 2014, and as subsequently amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on December 3, 2014 and Amendment No. 2 filed on December 11, 2014, filed by Jubilant Generics Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent”, and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL”), and which owns Jubilant Pharma Holdings Inc., a Delaware corporation of which Purchaser is a direct wholly-owned subsidiary). The Schedule TO relates to the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Cadista Holdings, Inc., a Delaware corporation (“Cadista”), that are not already owned by Parent and its affiliates at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Trasmittal, respectively (which together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 3 is the final amendment to the Schedule TO.

The information in the Schedule TO is incorporated in this Amendment by reference to all of the applicable items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11of the Schedule TO.

The Offer to Purchase is hereby amended and supplemented by including the following:

The Offer expired at 5:00 PM., New York City time, on Friday, December 19, 2014. Continental Stock Transfer & Trust Company, the depositary for the Offer, has advised the Purchaser that, as of such time, a total of 17,018,378 Shares have been validly tendered and not withdrawn in the Offer, representing approximately 82% of the outstanding Shares held by Cadista’s Unaffiliated Stockholders. The number of Shares tendered pursuant to the Offer satisfies the non-waivable Minimum Tender Condition to the Offer. The number of Shares tendered in the Offer, together with the Shares already owned by Purchaser, represents approximately 96.8% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered in the Offer and not properly withdrawn, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

As soon as practicable, Purchaser intends to complete a short-form merger with and into Cadista. No vote of Cadista stockholders will be required in connection with the merger. As a result of the merger, all Shares of Cadista held by the remaining Unaffiliated stockholders of Cadista will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive an amount per Share in cash equal to the Offer Price, without interest and less any required withholding taxes.

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2014

JUBILANT LIFE SCIENCES LTD.

By: /s/Shyam S. Bhartia
Name: Shyam S. Bhartia
Title: Chairman & Managing Director
JUBILANT GENERICS INC.

By: /s/Arun K. Sharma
Name: Arun K. Sharma
Title: Director

JUBILANT PHARMA HOLDINGS INC.

By: /s/Hari S. Bhartia
Name: Hari S. Bhartia
Title: Director

JUBILANT PHARMA LIMITED

By: /s/R. Sankaraiah
Name: R. Sankaraiah
Title: Director

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